[redacted]

11018609

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING
FEB 28 2011
WASH. D.C. 211 SECTION

SEC FILE NUMBER
8- 10781

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Security Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Security Benefit Place
(No. and Street)

Topeka	KS	66636-0001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Julie A. Jacques 785-438-3751
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young
(Name – *if individual, state last, first, middle name*)

1200 Main Street, Suite 2500	Kansas City	Missouri	64105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Julie A. Jacques, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Security Distributors, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Melissa Fuhrman
Notary Public
State of Kansas
My Appt. Expires 6/8/13

[Signature]
Signature
Julie A. Jacques

FINOP
Title

[Signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report. (bound under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Security Distributors, Inc. (An Indirect Wholly Owned Subsidiary of Guggenheim SBC Holdings, LLC)
SEC File Number: 8-10781
December 31, 2010
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

Security Distributors, Inc.
(An Indirect Wholly Owned Subsidiary of
Guggenheim SBC Holdings, LLC)

Statement of Financial Condition

December 31, 2010

Contents

1102-1233337

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Security Distributors, Inc.

We have audited the accompanying statement of financial condition of Security Distributors, Inc. (the Company), an indirect wholly owned subsidiary of Guggenheim SBC Holdings, LLC, as of December 31, 2010. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Security Distributors, Inc. at December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Des Moines, Iowa
February 25, 2011

Security Distributors, Inc.
(An Indirect Wholly Owned Subsidiary of
Guggenheim SBC Holdings, LLC)

Statement of Financial Condition

December 31, 2010
(In Thousands, Except Per Share Data)

Assets		
Cash and cash equivalents	$	18,227
Cash segregated in compliance with federal regulations		3,514
Receivables:		
Redemptions (including $225 due from affiliates)		2,394
Revenue sharing		1,829
Other due from affiliates		2,314
Other		48
Deferred selling commissions, net of accumulated amortization of $10,500		2,802
Other assets		10
Total assets	$	31,138
Liabilities and stockholder's equity		
Liabilities:		
Accounts payable	$	1,375
Purchases of insurance products (including $159 due to affiliates)		3,216
Accrued commissions and distribution costs		121
Other due to affiliates		2,420
Income taxes payable (including $280 due to affiliates)		474
Net deferred income tax liability		196
Other liabilities		249
Total liabilities		8,051
Stockholder's equity:		
Common stock, $10 par value; 2,500 shares authorized; 2,000 shares issued and outstanding		20
Capital in excess of par value		35
Contributed capital		21,250
Retained earnings		1,782
Total stockholder's equity		23,087
Total liabilities and stockholder's equity	$	31,138

See accompanying notes.

1. Ownership and Nature of Business

Security Distributors, Inc. (the Company) is a wholly owned subsidiary of Security Benefit Life Insurance Company (SBL), which is a wholly owned subsidiary of Security Benefit Corporation (SBC). SBC is a wholly owned subsidiary of Guggenheim SBC Holdings, LLC (GSBCH). Formerly, SBC was a wholly owned subsidiary of Security Benefit Mutual Holding Company (SBMHC). The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority. The Company primarily distributes variable annuities sponsored by affiliated companies.

On February 15, 2010, SBMHC entered into a purchase and sale agreement with GSBCH to sell all of the outstanding capital stock of SBC. Effective July 30, 2010, SBC was sold to GSBCH, referred to herein as the "Transaction." At the time of the Transaction, SBMHC was demutualized and then dissolved. The statement of financial condition of the Company was unaffected by the Transaction; as a result, the Company's assets and liabilities reflect the historical accounting basis instead of adjusting its accounting basis to fair value at the Transaction date.

2. Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the statement of financial condition and accompanying notes. Actual results could differ from such estimates.

Revenue Recognition

Commissions, support, and distribution fees include point-of-sale fees (e.g., front-load mutual fund or variable annuity fees) and asset-based fees that are generally based on a contractual fee as a percentage of assets and recognized when earned. Additionally, distribution fees also include fees received under marketing support arrangements for sales of mutual funds of other companies. These fees are accrued and paid on a monthly basis based on contractual agreements. Revenue-sharing fees represent amounts earned under agreements with the investment advisors

2. Significant Accounting Policies (continued)

to and/or underwriters of both affiliated and unaffiliated mutual funds that are in the underlying variable annuities.

Cash and Cash Equivalents

Cash and cash equivalents include operating cash, money market funds, and other investments with initial maturities of less than 90 days.

Cash Segregated in Compliance With Federal Regulations

In accordance with the Security and Exchange Commission regulations, all cash which the Company holds for exclusive benefit of its clients has been segregated in a separate account from the other Company's operating cash accounts.

Determination of Fair Value

Under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, *Fair Value Measurement and Disclosures*, the Company bases fair values on the price that would be received to sell an asset or paid to transfer a liability (exit price) in an orderly transaction between market participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy in FASB ASC 820.

The Company holds money market funds as cash equivalents in the amount of $17,890, which are Level 1 financial assets measured at fair value based upon unadjusted quoted prices for identical instruments traded in active markets. There were no assets transferred into and out of levels 1, 2, and 3 during the year ended December 31, 2010.

2. Significant Accounting Policies (continued)

Redemption Receivables/Insurance Product Payables

Redemption receivables are amounts related to shareholder redemptions, which have been requested, but not yet received from fund companies. Insurance product payables are amounts related to shareholder purchases, which have been requested, but not yet settled with fund companies. These balances are typically settled one day after receiving a shareholder's request.

Deferred Selling Commissions

The Company defers certain costs, principally sales commissions, paid to broker/dealers in connection with the sale of certain variable annuity products with distribution fees and contingent deferred sales charges. These deferred selling commissions are amortized based on the revenue stream of contingent deferred sales charges and distribution fees.

Income Taxes

For the period July 31, 2010 through December 31, 2010, the Company files a separate federal income tax return. For the period of January 1, 2010 through July 30, 2010, the Company was included in a life/non-life consolidated federal income tax return filed by SBMHC and its subsidiaries. Income taxes were allocated to the Company as if it filed a separate income tax return. The provision for income taxes includes current federal and state income tax expense or benefit and deferred income tax expense or benefit. Deferred income taxes relate principally to deferred selling commissions. With few exceptions, SBMHC is no longer subject to U.S. federal and state examinations by tax authorities for years before 2003. The Internal Revenue Service (IRS) is not currently examining any of SBMHC's federal tax returns.

Deferred income tax assets and liabilities are determined based on differences between the financial reporting and income tax bases of assets and liabilities and are measured using the enacted tax rates and laws. Deferred income tax expense or benefit is based on the changes in deferred income tax assets or liabilities from period to period. Deferred income tax assets are subject to ongoing evaluation of whether such assets will be realized. The ultimate realization of deferred income tax assets depends on generating future taxable income during the periods in which temporary differences become deductible. If future income is not generated as expected,

2. Significant Accounting Policies (continued)

deferred income tax assets may need to be written off through the establishment of a valuation allowance.

Accounting Changes

In January 2010, the FASB issued Accounting Standards Update (ASU) 2010-06, *Improving Disclosures about Fair Value* (ASU 2010-06) that requires new disclosures related to fair value measurements and clarifies existing disclosure requirements about the level of disaggregation, inputs, and valuation techniques. Specifically, reporting entities now must disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers. In addition, in the reconciliation for Level 3 fair value measurements, a reporting entity should present separately information about purchases, sales, issuances, and settlements. The guidance clarifies that a reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities for disclosure of fair value measurement, considering the level of disaggregated information required by other applicable U.S. GAAP guidance and should also provide disclosures about the valuation techniques and inputs used to measure fair value for each class of assets and liabilities. The Company adopted this guidance as of January 1, 2010, except for the disclosures about purchases, sales, issuances, and settlements in the reconciliation for Level 3 fair value measurements, which will be effective for periods beginning after December 15, 2010, which for the Company is January 1, 2011. This guidance did not have a material impact on the Company's statement of financial condition.

(In Thousands)

3. Income Taxes

Deferred income taxes consist of the following as of December 31, 2010:

Deferred income tax liabilities	$	(1,063)
Deferred income tax assets		867
Net deferred income tax liability	$	(196)

The principal temporary differences arise from deferred selling commissions, property and equipment, and certain accrued liabilities.

The Company has a net operating loss carryforward in California of approximately $9.8 million that will expire between 2028 and 2029. The Company did not record a valuation allowance against its deferred income tax assets as of the beginning or end of 2010 as the Company believes it is more likely than not that there is an ability to realize its deferred income tax assets.

4. Employee Benefit Plans

Substantially all of the Company's employees were previously covered by a qualified, noncontributory, defined-benefit pension plan sponsored by SBC and certain of its affiliates. Benefits were based on years of service and an employee's highest average compensation over a period of 5 consecutive years during the last 10 years of service.

Effective July 1, 2007, the SBC pension plan was frozen, at which point all benefits earned under the pension plan were frozen and no additional benefits were eligible to be earned. If an employee was fully vested as of July 1, 2007, vesting service will continue until the employee is vested or employment ceases. Concurrent with the freezing of the defined-benefit pension plan, the definition of pay under the profit-sharing and savings plan was expanded to include bonuses (except for purposes of the profit-sharing contribution), and the Company's match was increased to 100% of the first 5% of pay. In addition, the Company provides a transition benefit for eligible employees based upon age and years of pension benefit service. The transition contributions are being paid over a five-year period.

4. Employee Benefit Plans (continued)

Pension cost for the year is allocated to each sponsoring employer company. Separate information disaggregated by the sponsoring employer company is not available on the components of pension cost or on the funded status of the plan.

The Company participates in a profit-sharing and savings plan for which substantially all employees are eligible.

The Company has annual discretionary incentive and sales compensation plans for certain employees. Allocations to participants each year under these plans are based on the performance and discretion of the Company. The annual allocations to participants are fully vested at the time the Company determines such amounts.

The Company also has a long-term incentive plan for certain employees, which provides for vesting over a three-year period.

5. Deferred Selling Commissions

An analysis of the deferred selling commissions asset balance is presented below for the year ended December 31, 2010:

Balance at beginning of year	$	3,195
Costs deferred during the year		833
Amortized to expense during the year		(1,226)
Balance at end of year	$	2,802

As of December 31, 2010, there has been no impairment taken on the deferred selling commissions.

6. Related-Party Transactions

The Company's financial condition does not necessarily reflect what might have occurred had the Company operated outside of its affiliated group.

7. Contingencies

ERISA Matters

The Company has been named, among several others, as a defendant in a putative class action filed in federal court in the Western District of Washington, captioned as *Daniels-Hall et al., v. National Education Association, et al.*, No. C 07-5339 RBL, challenging, under the Employee Retirement Income Security Act of 1974, as amended, (ERISA), payments made by one of the Company's affiliates to NEA's Member Benefits Corporation under the NEA Valuebuilder Program. The other defendants include other affiliates of the Company, unaffiliated companies, and individuals. The plaintiffs claim that all of the defendants, among other things, failed to prudently and loyally manage plan assets, failed to provide complete and accurate information, engaged in prohibited transactions, and breached their fiduciary duty under ERISA in connection with the payments described above. The plaintiffs seek unspecified damages and injunctive relief. The Company and the other defendants filed motions to dismiss the complaint based primarily on the grounds that ERISA does not apply to the matters alleged in the complaint. The court granted defendants' motions to dismiss on May 23, 2008, and all claims against the Company and the other defendants were dismissed. The plaintiffs appealed this decision to the Ninth Circuit Court of Appeals. The U.S. Department of Labor filed an amicus brief supporting the defendants' position in this matter. On December 20, 2010, the Ninth Circuit Court of Appeals affirmed the decision of the District Court dismissing the case on the merits. The plaintiffs have 90 days to petition for appeal to the United States Supreme Court. The Company does not believe that the class action claims have merit and intends to vigorously defend against the claims.

(In Thousands)

7. Contingencies (continued)

State of Alabama Matters

The staff of the Alabama Securities Commission (the Commission) has investigated whether SDI transacted business in Alabama as a broker-dealer or broker-dealer agent for securities without benefit of registration or exemption from registration in violation of the Alabama Securities Act (the Act) and unlawfully effected securities transactions with residents of the state of Alabama from October 11, 2002, to November 21, 2006, in violation of the Act. The staff of the Commission has presented for the Company's review a consent order under which the Company, SDI, Educator Benefits Corporation (the EBC), and the Alabama Education Association (the AEA) would agree to disgorge $1,650 to participants in products sponsored by the AEA. This amount represents the administrative, advertising, and conference fees that were paid to AEA and EBC from 2000 to 2007 by SDI and an unaffiliated life insurance company. The proposed consent order also seeks from the Company and SDI jointly $75 for an administrative assessment and $75 to reimburse the Commission for the cost of its investigation. The Company understands that this matter is on hold and has not heard from the Commission staff since February 2009. The Company intends to vigorously defend this matter.

Other Legal and Regulatory Matters

In the ordinary course of business, the Company is in discussions with its regulators about matters raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censures, fines, or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's financial condition. However, the Company is unable to predict the outcome of these matters.

Various legal proceedings and other matters have arisen in the ordinary course of the Company's business. Management is of the opinion that the Company has substantial defenses with respect to these matters, and the Company's ultimate liability, if any, resulting from such matters will not be material to its financial condition.

(In Thousands)

8. Subsequent Events

The Company has evaluated the impact of events that have occurred subsequent to December 31, 2010. Based on this evaluation, the Company has determined that no events have occurred that were required to be recognized or disclosed in the statement of financial condition.

9. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1 under the Securities Exchange Act of 1934). The Company computes its net capital requirements under the basic method, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2010, the Company had net capital of $18,969, which was $18,445 in excess of its required net capital of $524. The Company claims exemption from Rule 15c3-3, which requires a reserve with respect to customer funds, pursuant to the subparagraph (k)(2)(i) thereof. The Company's ratio of aggregate indebtedness to net capital was 0.41 to 1 at December 31, 2010.

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764
Tel: +1 515 243 2727
Fax: +1 515 362 7200
www.ey.com

Report of Independent Accountants on Applying Agreed-Upon Procedures

To the Board of Directors and Management
Security Distributors, Inc:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of Security Distributors, Inc, the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating Security Distributors, Inc's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the period from January 1, 2010 through December 31, 2010. Security Distributors, Inc's management is responsible for Security Distributors, Inc's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries which would include copies of the checks mailed to the SIPC, noting no differences.

2. Compared the amounts reported on schedules derived from the FOCUS reports for the period from January 1, 2010 through December 31, 2010, with the amounts reported in Form SIPC-7 for the period from January 1, 2010 through December 31, 2010, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of Form SIPC-7 for the period from January 1, 2010 through December 31, 2010. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

Des Moines, Iowa
February 25, 2011

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

About Ernst & Young

Ernst & Young is a global leader in assurance, tax, transaction and advisory services. Worldwide, our 144,000 people are united by our shared values and an unwavering commitment to quality. We make a difference by helping our people, our clients and our wider communities achieve their potential.

For more information, please visit www.ey.com.